U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Bernstein                        David                 H.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                             18880 Homestead Road
--------------------------------------------------------------------------------
                                    (Street)

   Cupertino                          CA                 95014
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Rational Software Corporation (NASDAQ:RATL)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     March 7, 2003

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Senior VP & GM Products

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                    2A.                                                                   6.
                                    Deemed                 4.                              5.             Owner-
                                    Execu-                 Securities Acquired (A) or      Amount of      ship
                                    tion      3.           Disposed of (D)                 Securities     Form:     7.
                                    Date, if  Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                      2.            any       Code         ------------------------------- Owned at End   (D) or    Indirect
1.                    Transaction   (Month)   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security      Date         Day/      ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)    Year)     Code     V                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par
value $0.01 per
share                 02/21/03                 U               9,333(1)     D     $10.50            0         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per
share                 02/21/03                 U              11,936(1)     D     $10.50            0         I      by Trust
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                   2.                                                                                     Deriv-    of
                   Conver-                     5.                              7.                         ative     Deriv-   11.
                   sion                        Number of                       Title and Amount           Secur-    ative    Nature
                   or                          Derivative    6.                of Underlying     8.       ities     Secur-   of
                   Exer-              4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                   cise      3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                   Price     Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
                   of        action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of           Deriv-    Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative         ative     (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security           Secur-    Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)         ity       Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock   $11.9688 02/21/03   C             4,814    04/12/99 04/12/09 Common    4,814             0         D
Option (right to                                    (2)                        Stock
buy)                                                                           $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock   $17.0800 02/21/03   H             5,854    04/16/01 04/16/11 Common    5,854             0         D
Option (right to                                    (3)                        Stock
buy)                                                                           $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock   $26.1563 02/21/03   H             3,822    02/01/00 02/01/10 Common    3,822             0         D
Option (right to                                    (3)                        Stock
buy)                                                                           $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified     $5.5625  02/21/03   C            84,500    08/31/98 08/31/08 Common    84,500            0         D
Stock Option                                       (2)                         Stock
(right to buy)                                                                 $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified     $6.6875  02/21/03   C               176    08/27/96 08/27/06 Common    176               0         D
Stock Option                                          (2)                      Stock
(right to buy)                                                                 $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified     $6.6875  02/21/03   C            37,500    09/27/97 09/27/07 Common    37,500            0         D
Stock Option                                       (2)                         Stock
(right to buy)                                                                 $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified    $11.9688  02/21/03   C            53,498    04/12/99 04/12/09 Common    53,498            0         D
Stock Option                                       (2)                         Stock
(right to buy)                                                                 $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified    $13.4700  02/21/03   C           300,000    04/26/02 04/26/12 Common    300,000           0         D
Stock Option                                      (2)                          Stock
(right to buy)                                                                 $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified    $16.5300  02/21/03   H           100,000    07/16/01 07/16/11 Common    100,000           0         D
Stock Option                                      (3)                          Stock
(right to buy)                                                                 $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified    $17.0800  02/21/03   H           294,146    04/16/01 04/16/11 Common    294,146           0         D
Stock Option                                      (3)                          Stock
(right to buy)                                                                 $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified    $23.8750  02/21/03   H           196,800    01/17/00 01/17/10 Common    196,800           0         D
Stock Option                                      (3)                          Stock
(right to buy)                                                                 $0.01/
                                                                               share PV

------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified    $26.1563  02/21/03   H           196,178    02/01/00 02/01/10 Common    196,178           0         D
Stock Option                                      (3)                          Stock
(right to buy)                                                                 $0.01/
                                                                               share PV
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified    $27.0000  02/21/03   H           300,000    11/29/00 11/29/10 Common    300,000           0         D
Stock Option                                      (3)                          Stock
(right to buy)                                                                 $0.01/
                                                                               share PV
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified    $50.0000  02/21/03   H           200,000    10/03/00 10/03/10 Common    200,000           0         D
Stock Option                                      (3)                          Stock
(right to buy)                                                                 $0.01/
                                                                               share PV
====================================================================================================================================

Explanation of Responses:


 /s/ David J. Henshall                                          03/07/03
---------------------------------------------            -----------------------
     David J. Henshall                                            Date
     by Power of Attorney


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

(1) Pursuant to the terms of the Agreement and Plan of Merger, dated as of December 6, 2002, among International Business Machines Corporation, a
     New York corporation ("IBM"), Barron Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of IBM, and Rational Software Corporation, a Delaware corporation ("Rational"), (the "Merger Agreement"), at the effective time of the merger contemplated therein, each outstanding share of Rational common stock, par value $0.01 per share, except for certain limited exceptions, was converted into the right to receive $10.50 in cash, without interest.

(2) Pursuant to the terms of the Merger Agreement, at the effective time of the merger contemplated therein, each stock option granted under Rational's stock option plans with an exercise price of less than $15.57 was converted into an option to acquire, on the same terms and conditions as were applicable prior to the effective time of the merger (other than exercise price), a number of shares of IBM common stock, par value $0.20 per share, determined by multiplying the number of shares of Rational common stock subject to the option by an exchange ratio of 0.135. The exercise price per share of IBM common stock under each converted stock option is equal to the per share exercise price for the shares of Rational common stock otherwise purchaseable pursuant to the stock option divided by the exchange ratio of 0.135.

(3) Pursuant to the terms of the Merger Agreement, each stock option granted under Rational's stock option plans with an exercise price equal to or greater than $15.57 per share was terminated prior to the effective time of the merger contemplated in the Merger Agreement.




                                                                          Page 3